Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-292488

Prospectus Supplement No. 4

(To Prospectus dated July 16, 2026)

AMC ROBOTICS CORPORATION

800,000 SHARES OF COMMON STOCK AND 5,576,301 SHARES OF COMMON STOCK UNDERLYING WARRANTS

2,224,027 SHARES OF COMMON STOCK HELD BY FORMER AFFILIATES

16,000,000 SHARES OF COMMON STOCK HELD BY CURRENT AFFILIATES

This Prospectus Supplement No. 4 amends and supplements the Prospectus dated July 16, 2026 relating to the offer and sale from time to time of up to 24,600,328 shares of common stock, par value $0.0001 per share (the “Common Stock”), of AMC Robotics Corporation, a Delaware corporation (the “Company,” “AMC Robotics,” “AMC,” “we,” “us,” “our” or other similar phrases), by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, as follows: (A) 800,000 shares of Common Stock issued by the Company in the PIPE Financing (as defined below) to the PIPE Investors (as defined below) and 5,576,301 shares of Common Stock issuable upon exercise of outstanding warrants issued to the PIPE Investors in the PIPE Financing (collectively, the “PIPE Shares”), (B) 2,168,194 Founder Shares (as defined below) originally issued at a price of approximately $0.014 per share prior to the initial public offering of AlphaVest Acquisition Corp (“AlphaVest”), with which the Company consummated a business combination (the “Business Combination”), and 55,833 shares issued to certain of the Selling Securityholders at $10.00 per share upon conversion of loans made by such holders to AlphaVest prior to the Business Combination (collectively, the “AlphaVest Affiliate Shares”) and (C) 16,000,000 shares held by current affiliates of the Company, which shares were acquired in connection with the Business Combination (the “AMC Affiliate Shares”).

We will not receive any proceeds from the sale or issuance of shares of our Common Stock except with respect to amounts received by us upon exercise of the warrants issued in the PIPE Financing to the extent such warrants are exercised for cash. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than the per share exercise price of such warrants, we believe the warrant holders will be less likely to exercise their warrants.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of securities that may be sold by them and the times and manner in which they may offer and sell the securities under this prospectus is provided under the sections titled “ Selling Securityholders “ and “ Plan of Distribution, “ respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our Common Stock is traded on the Capital Market of the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “AMCI”. On September 30, 2026, the last reported sale price of our Common Stock on Nasdaq was $3.32 per share.

This Prospectus Supplement No. 4 is being filed to include the information set forth in the Current Report on Form 8-K filed on October 1, 2026, which is set forth below. This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus dated July 16, 2026, as supplemented, which is to be delivered with this prospectus supplement. This Prospectus Supplement No. 4 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 6 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is October 1, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 1, 2026

AMC ROBOTICS CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41574	41-3041844
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

12 East 49th Street, Suite 1805

New York, New York 10017

(Address of Principal Executive Offices) (Zip Code)

(734) 709-5127

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	AMCI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On October 1, 2026, the board of directors of AMC Robotics Corporation (the “Company”) appointed Ang Li as Chief Technology Officer. Mr. Li has served as an Assistant Professor in the University of Maryland’s Department of Electrical and Computer Engineering department since August 2023. From August 2022 to August 2023, Mr. Li was a research associate at Qualcomm AI Research. Prior to this, Mr. Li was a research intern at Alibaba DAMO Academy. Mr. Li has written several articles relating to computer science and has been honored on numerous occasions for such articles. Mr. Li received a B.S. from Henan University, a M.E. from Peking University, a M.S. and Ph.D. from the University of Arkansas and a Ph.D. from Duke University.

On October 1, 2026, the Company issued a press release announcing Mr. Li’s appointment. A copy of the press release is included as Exhibit 99.1 hereto.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Index

Exhibit No.	Description
99.1	Press Release
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2026	AMC ROBOTICS CORPORATION

	By:	/s/ Min Ma
	Name:	Min Ma
	Title:	VP, Finance

Exhibit 99.1

AMC Robotics Appoints AI and Machine Learning Expert Dr. Ang Li as Chief Technology Officer

NEW YORK – October 1, 2026 – AMC Robotics Corporation (Nasdaq: AMCI) (“AMC Robotics” or the “Company”), an AI-driven robotics solutions provider, today announced the appointment of Dr. Ang Li as Chief Technology Officer. Dr. Li will lead the Company’s technology strategy and AI roadmap, with a focus on advancing autonomous intelligence, AI-powered perception, and edge computing capabilities across the Company’s robotics platforms.

The appointment marks an important step in AMC Robotics’ strategy to build increasingly intelligent and autonomous robotic systems for real-world environments. Drawing on Dr. Li’s expertise in edge AI, distributed machine learning, and embodied intelligence, the Company plans to strengthen the integration of advanced AI models with its robotic hardware and accelerate the translation of emerging AI technologies into scalable commercial robotics applications.

Dr. Li is an Assistant Professor in the Department of Electrical and Computer Engineering at the University of Maryland, College Park, where he will continue in his academic role while serving as Chief Technology Officer of AMC Robotics. Prior to joining the University of Maryland in August 2023, Dr. Li served as a Research Associate at Qualcomm AI Research and previously conducted research at Alibaba DAMO Academy. His research spans edge AI, distributed and federated learning, efficient AI systems, and embodied intelligence, with a particular focus on enabling advanced AI models to operate efficiently and reliably in real-world environments.

Dr. Li holds a Bachelor of Science from Henan University, a Master of Engineering from Peking University, a Master of Science and Ph.D. from the University of Arkansas, and a Ph.D. in Electrical and Computer Engineering from Duke University. His research has been recognized with the NSF CAREER Award, Cisco Research Award, CPAL Rising Star Award, IEEE TCCPS Outstanding Ph.D. Dissertation Award, the ACM KDD Best Student Paper Award, and the Duke ECE Department Outstanding Dissertation Award.

“We are very excited to welcome Dr. Li to the AMC Robotics leadership team,” said Sean Da, Chairman and Chief Executive Officer of AMC Robotics. “AI is becoming increasingly central to the capabilities and differentiation of modern robotic systems. Dr. Li brings deep expertise at the intersection of artificial intelligence, edge computing, and intelligent systems, and we believe his leadership can help accelerate our evolution toward more autonomous, adaptive, and AI-native robotics platforms. His experience will be especially valuable as we advance our existing products, develop new robotic capabilities, and pursue broader commercial applications.”

“Robotics is entering a new phase in which advances in AI can fundamentally expand what machines are able to perceive, reason about, and accomplish in the physical world,” said Dr. Ang Li, Chief Technology Officer of AMC Robotics. “AMC Robotics already has a strong foundation in robotic hardware and real-world applications. I am excited about the opportunity to build on that foundation by bringing advanced AI, edge intelligence, and embodied intelligence more deeply into our platforms. I look forward to working with the team to translate these technologies into practical capabilities and build the next generation of intelligent robotic systems.”

About AMC Robotics Corporation

AMC Robotics (Nasdaq: AMCI) is an AI-driven robotics company focused on developing intelligent, scalable hardware and software solutions. The Company’s quadruped robotic platform, Kyro™, enables industries to automate inspection, security, and operational tasks through autonomous mobility and AI-powered perception and its warehouse logistics sorting robot, NovaArm™ is designed to enhance operational efficiency, improve sorting accuracy, and reduce labor costs for warehouses and distribution centers, addressing the accelerating demand for automation across the U.S. logistics sector.

For more information, please visit www.amcx.ai.

Investors and Media Contact

Susan Xu
Alliance Advisors IR
E: AMCRoboticsIR@allianceadvisors.com

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, and the effects of regulation. These forward-looking statements are based on the Company’s management’s current expectations, projections, and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions, and other important factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including statements regarding the management’s expectations, hopes, beliefs, intentions, plans, prospects or strategies. These risks, uncertainties, assumptions, and other important factors include, but are not limited to: (a) challenges in opening operations in new jurisdictions, including but not limited to compliance with local ordinances, obtaining any necessary permits and regulatory oversight; (b) the ability to recognize the anticipated benefits of the new operations; (c) the outcome of any legal proceedings that may be instituted against the Company; (d) the ability to continue to meet the applicable stock exchange listing standards; (e) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations); (f) the possibility that AMC Robotics may be adversely affected by other economic, business, and/or competitive factors; (g) AMC Robotics’ estimates of expenses and profitability; (h) buildout and production line commissioning of the Company’s robotic manufacturing facility and the corresponding target completion date; and (i) other risks and uncertainties indicated under “Risk Factors” contained in AMC Robotics’ Annual Report on Form 10-K for the year ended December 31, 2025 and other documents filed or to be filed with the SEC by AMC Robotics. Copies are available on the SEC’s website, www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company gives no assurance that it will achieve its expectations.